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                           [Linktone Ltd. Letterhead]



September 15, 2006

Ms. Kathleen Collins, Accounting Branch Chief
Mr. Tom Ferraro, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:   Linktone Ltd. (the "Company")
      Form 20-F for the Fiscal Year Ended December 31, 2005
      File No. 000-50596

Dear Ms. Collins and Mr. Ferraro:

         Reference is made to the comment letter, dated August 2, 2006 and received by the Company on August 22, 2006, from the Staff of the Commission in connection with the Staff's review of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Letter"), for which the Company's outside legal counsel provided a response letter on the Company's behalf dated September 1, 2006.

         As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

Sincerely,

/s/ Colin Sung

Colin Sung
Chief Financial Officer
Linktone Ltd.